Exhibit 99.a.ii

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

23WALL TRUST

This Certificate of Amendment to Certificate of Trust of 23Wall Trust, a Delaware statutory trust (the “Trust”), is being duly executed and filed by the undersigned in accordance with the provisions of Title 12, Section 3810(b) of the Delaware Statutory Trust Act, to amend the original Certificate of Trust of the Trust, which was filed on November 8, 2017 (the “Certificate”).

1.       Name. The current name of the Trust is 23Wall Trust.

2.       Amendment. Article 1 of the Certificate is hereby amended in its entirety by substituting in lieu thereof the following:

“1. Name. The name of the trust shall be Six Circles Trust.”

3.       Effectiveness. This Certificate of Amendment to Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Trust as of March 22, 2018.

By:	/s/ Mary Savino
Name: Mary Savino
Title: Initial Trustee